VIA EDGAR AND FACSIMILE (202) 772-9204
November 17, 2005
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE — Mail Stop 3561
Washington, D.C. 20549
Attn: David Mittelman

Re:	Dover Saddlery, Inc.
Registration Statement on Form S-1 (File No. 333-127888)
Dear Mr. Mittelman:
     On behalf of Dover Saddlery, Inc., a Delaware corporation (the “Company”), we hereby request that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Eastern time, on Thursday, November 17, 2005 or as soon as practicable thereafter.
     We enclose with this request a letter from the underwriters of the offering joining in the Company’s request for acceleration of the Registration Statement.
     We hereby acknowledge on behalf of the Company that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding this request, please do not hesitate to contact Jack Concannon (617-951-8874) of Bingham McCutchen LLP.

Sincerely, DOVER SADDLERY, INC.
/s/ Michael W. Bruns
Michael W. Bruns
Chief Financial Officer

cc:	Stephen L. Day
Jeffrey S. Marcus